Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2017 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2017 (the “2017 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2017 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2017 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2017 Form 18-K.

THE JAMAICAN ECONOMY

Overview

The Jamaican economy expanded by 1.4% in 2016 when compared to 2015 based on growth in the country’s GDP. This was mainly the result of an improvement in all industries with the exception of Mining & Quarrying and Producers of Government Services. Jamaica’s nominal GDP in 2016 was J$1.8 trillion, an increase of 5.3% when compared to 2015. The tourism industry remains the leading gross earner of foreign exchange for Jamaica. Tourism accounted for 80.3% of gross foreign exchange earnings from the productive sector in 2016, excluding remittance inflows. The United States, Europe and Canada accounted for 64.4%, 9.5% and 17.1%, respectively, of Jamaica’s visitors in 2016. The Consumer Price Index was 1.7% for the year ended December 31, 2016 and was 2.1% for the interim period from January 1, 2017 to June 30, 2017.

The Jamaican economy expanded by 0.1% in real terms for the first quarter of 2017 when compared to the same quarter in 2016. This growth was due mainly to a 0.4% increase in the Services industries. While there were improved performances in both the Manufacturing and Construction industries, the overall Goods Producing industries declined by 0.9%. During the first quarter of fiscal year 2017/18, the agricultural sector has continued to be affected by drought and flooding, which may further negatively affect nominal GDP for that period.

At March 31, 2017, net international reserves of the Bank of Jamaica were U.S.$2,769.2 million covering 24.4 weeks of goods and services imports. At April 30, 2017, net international reserves of the Bank of Jamaica were U.S.$2,848.9 million covering 22.0 weeks of goods and services imports.

At March 31, 2017, Jamaica’s domestic debt was J$848.5 billion, which excludes government-guaranteed securities. At March 31, 2017, Jamaica’s external debt was U.S.$10,183.9 million, of which 96.7% was denominated in U.S. dollars, 1.5% was denominated in Euro, 0.3% was denominated in Yen, 1.2% was denominated in Chinese Yuan and 0.3% in other currencies.

At May 31, 2017, Jamaica’s domestic debt was J$820.16 billion. At May 31, 2017, Jamaica’s external debt was U.S.$9.62 billion, of which 96.9% was denominated in U.S. dollars, 1.1% was denominated in Euro, 0.3% was denominated in Yen, 1.3% was denominated in Chinese Yuan and 0.3% in other currencies.

The following table shows certain debt indicators as at the five fiscal years ended March 31, 2017:

	2012/13	2013/14	2014/15	2015/16	2016/17
DEBT RATIO
Total Debt1/Nominal GDP	145.3%	140.4%	136.6%	120.2%	119.7%
Public Debt2/Nominal GDP	135.6%	133.0%	130.5%	126.8%	121.2%
Domestic Debt/Nominal GDP	75.4%	70.0%	67.5%	50.0%	47.6%
External Debt/Nominal GDP	60.2%	63.0%	63.1%	76.8%	73.6%
Interest/Nominal GDP	9.5%	7.5%	8.3%	7.4%	7.9%

1	Total Debt as defined under the EFF includes debt of the Bank of Jamaica, the Central Government, debt of the PetroCaribe Development Fund (“PDF”) (net of any amounts owed by the Central Government to the PDF), domestic guaranteed and external guaranteed debt.
2	Public Debt, as historically defined, includes debt of the Bank of Jamaica, the Central Government and external guaranteed debt.

On April 1, 2017, the Government implemented a new definition of public debt (“Public Debt”) consistent with the definition being utilized by the International Monetary Fund (“IMF”) under the precautionary Stand-By-Arrangement. This definition is also in line with international standards and consistent with the Public Sector Debt Statistics Guide developed by the IMF. The new definition identifies Public Debt as the consolidated debt of the Specified Public Bodies, except that of the Bank of Jamaica, net of any cross-holdings. It also includes domestic guarantees. As of March 31, 2017, Jamaica’s total Public Sector debt to nominal GDP was 113.2% as calculated under the new definition.

As of April 30, 2017, the average unemployment rate was 12.2%, for the twelve month period ended June 30, 2017, inflation was 4.43% and the official exchange rate as of June 30, 2017 was J$128.62 per U.S.$1.00, representing a depreciation of 0.14% for the first six months period of 2017. As of July 31, 2017 the 3 month Treasury Bill Rate was 5.63% and the 6 month Treasury Bill Rate was 6.13%.

Remittances for 2016, 2015, 2014, 2013 and 2012 were U.S.$2,292 million, U.S.$2,226 million, U.S.$2,157 million, U.S.$2,065 million and U.S.$2,043 million, respectively.

On June 20, 2017 the JISCO Alpart bauxite/alumina plant reopened for alumina refining after being closed for eight years.

Jamaica Public Service broke ground on its new 190MW Power Plant in April 2017. The project is estimated to cost a total of U.S.$330 million (J$42.57 billion), most of which was raised domestically. The construction of the plant will create jobs for over 700 people within the skilled, semi-skilled, and laborer job levels. The construction of the plant will last for a period of 27 months. The new plant will operate on natural gas, which will make it only the second natural gas power plant in Jamaica. The new plant will reduce Jamaica’s overall dependence on oil and provide cleaner energy for the nation.

Repurchase of Outstanding 8.000% Amortizing Notes due 2019, 8.500% Amortizing Notes due 2021, 11.625% Notes due 2022 and 9.250% Notes due 2025

On August 8, 2017, Jamaica launched a liability management transaction consisting of an Invitation for Offers to Tender for Cash (the “Invitation”) its 8.000% Amortizing Notes due 2019 (the “2019 Notes”), 8.500% Amortizing Notes due 2021 (the “2021 Notes”), 11.625% Notes due 2022 (the “2022 Notes”) and 9.250% Notes due 2025 (the “2025 Notes”, together with the 2019 Notes, the 2021 Notes and the 2022 Notes, collectively, the “Invitation Notes”). Concurrently with the Invitation, Jamaica issued and sold U.S.$505,000,000 aggregate principal amount of its 6.750% Notes due 2028 and U.S.$364,000,000 aggregate principal amount of its 7.875% Notes due 2045 in a reopening of Jamaica’s existing series of its 6.750% Notes due 2028 and 7.875% Notes due 2045 pursuant to an Underwriting Agreement, dated August 15, 2017, entered into among the Government of Jamaica, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the proceeds of which were used to repurchase the Invitation Notes tendered pursuant to the Invitation.

U.S.$19,242,000.00 aggregate principal amount of the 2019 Notes, U.S.$121,819,377.00 aggregate principal amount of the 2021 Notes, U.S.$1,026,000.00 aggregate principal amount of the 2022 Notes and U.S.$66,482,000.00 aggregate principal amount of the 2025 Notes were validly tendered and settled in the Invitation on or prior to August 18, 2017.

After the final settlement of the Invitation, the aggregate principal amount of 2019 Notes outstanding was U.S.$174,821,358.00, the aggregate principal amount of 2021 Notes outstanding was U.S.$6,149,860.00, the aggregate principal amount of 2022 Notes outstanding was U.S.$248,974,000.00 and the aggregate principal amount of 2025 Notes outstanding was U.S.$183,518,000.00.